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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934




                               ACTIVEWORLDS CORP.
                              -------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    0504X207
                                   ---------
                                 (CUSIP Number)

             Michael Gardner, c/o Baytree Capital Associates, LLC,
          40 Wall Street, 58th Floor, New York, NY 10005 (212) 509-1700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 10, 2002
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                 SCHEDULE 13D/A

--------------------------                            --------------------------
CUSIP No. 00504X207
--------------------------                            --------------------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Gardner                    SS# ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         No funds were expended by the reporting person.
         00
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E) [ ]

         Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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Number of         7        SOLE VOTING POWER
Shares Owned               Mr. Gardner has the sole power to vote 4,658,605
By Each                    shares in the aggregate.
Reporting
Person
With
                  --------------------------------------------------------------
                  8        SHARED VOTING POWER
                           Not applicable
                  --------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER
                           863,160 of the 863,160 shares beneficially owned in
                           the aggregate
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           Not Applicable
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         863,160 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                      [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           10.1%

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14       TYPE OF REPORTING PERSON

         IN
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Item 1.  Security and Issuer.
         -------------------

         The statement of Schedule 13D/A (the " Statement") relates to the common stock, $0.001 par value per share of Activeworlds Corp., a Delaware corporation, with its principal executive offices at 99 Parker Street, Newburyport, MA 01950.

Item 2.  Identity and Background.
         -----------------------

         This Statement is being filed by Michael Gardner, whose business address is 40 Wall Street, 58th Floor, NewYork, NY 10005 c/o the Baytree Capital Associates, LLC. Mr. Gardner is the owner, CEO and President of Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All purchases of common stock of Activeworlds Corp. made by Mr. Gardner were made using personal funds. No other funds or other consideration were used in making such purchases. Baytree Capital Associates, LLC, of which Mr. Gardner is the owner, President and CEO, owns 133,333 common shares of Activeworlds Corp. which were issued for services rendered. Baytree Capital Associates, LLC also owns warrants to purchase 200,0000 shares of Activeworlds Corp. common stock, exercisable as of August 22, 2000, at an exercise price of $.80 per share, which were issued pursuant to a management consulting agreement, dated August 22, 2000 (see Item 6 below).

         On July 10, 2002, Mr. Gardner entered into a Securities Purchase Agreement with J.P. McCormick, the issuer's Chief Financial Officer, Secretary, Treasurer and Chairman of the Board of Directors, by which Mr. McCormick agreed to sell 500,000 shares of Activeworlds Corp. common stock to Mr. Gardner and grant Mr. Gardner an irrevocable proxy over 1,889,497 shares owned by Mr. McCormick in exchange for $50,000. The consummation of the aforementioned transaction is subject to certain conditions, including the consummation of an Agreement and Plan of Exchange (the "Agreement") by and between the issuer, its wholly owned subsidiary, J.P. McCormick and Richard Noll, the issuer's President, Chief Executive Officer and Director.


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         On July 10, 2002, Mr. Gardner also entered into a Securities Purchase
Agreement with Mr. Noll, by which Mr. Noll agreed to sell 500,000 shares of Activeworlds Corp. common stock to Mr. Gardner and grant Mr. Gardner an irrevocable proxy over 1,905,948 shares owned by Mr. McCormick in exchange for $50,000. The consummation of the aforementioned transaction is subject to certain conditions, including the consummation of the Agreement.

Item 4.  Purpose of Transaction.
         ----------------------

         All Activeworlds Corp. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only. It is the intent of Mr. Gardner to present various opportunities to the Board of Directors of Activeworlds Corp. for evaluation.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of the Date of the Event which required the filing of this Statement, July 10, 2002, Mr. Gardner beneficially owned 863,160 shares of Activeworlds Corp. common stock and warrants to purchase 200,000 shares of Activeworlds Corp. common stock, exercisable as of August 22, 2000, at an exercise price of $.80 per share. The shares of Activeworlds Corp. common stock owned by Mr. Gardner as of August 22, 2000 represented approximately 10.1% of the issued and outstanding shares of Activeworlds Corp. Mr. Gardner has the sole power to vote 54.7% of the issued and outstanding shares of Activeworlds Corp. common stock. In the last sixty days Mr. Gardner has not been involved in any transactions involving the securities of Activeworlds Corp, other than described in Item 6 below.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         On August 22, 2000, Baytree Capital Associates, LLC entered into a management consulting agreement with Activeworlds Corp. whereby Baytree Capital Associates, LLC agreed to render consulting advice to Activeworlds Corp. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). Baytree Capital Associates, LLC has been issued warrants to purchase 133,333 of Activeworlds Corp. common stock at an exercise price of $.80 per share. The term of the Consulting Agreement is for twenty-four months, beginning August 22, 2000.

         On July 10, 2002, Mr. Gardner entered in two Securities Purchase Agreements with Mr. McCormick and Mr. Noll and was granted proxies to vote shares of Activeworlds Corp. owned by Mr. McCormick and Mr. Noll as described in Item 3.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1. Securities Purchase Agreement between Michael Gardner and J.P. McCormick. Dated July 10, 2002.
         Exhibit 2. Proxy Agreement between Michael Gardner and J.P. McCormick. Dated July 10, 2002.
         Exhibit 3. Securities Purchase Agreement between Michael Gardner and Richard Noll. Dated July 10, 2002.
         Exhibit 4. Proxy Agreement between Michael Gardner and Richard Noll. Dated July 10, 2002.

         Exhibit 5. Letter Agreement between Baytree Capital Associates, LLC and ActiveWorlds.com, Inc. Dated August 22, 2000.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Michael Gardner
                                             -----------------------
Date:    July 12, 2002                           Michael Gardner


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